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                                 EXHIBIT 8.1.2.


MORGAN BEAUMONT ANNOUNCES NEW BOARD MEMBER AND MANAGEMENT ENHANCEMENTS Monday, October 3, 2005

Morgan Beaumont, Inc. (OTC BB: MBEU), a premier technology solution provider to the Stored Value and Debit Card market and owner of the SIRE NetworkTM, today announced the appointment of Joseph D. "Jody" Hudgins to its Board of Directors. In conjunction with the appointment of this new independent director, as previously announced, Kenneth Craig, the Company's former Chief Operating Officer, has stepped down from the board of directors.

Mr. Hudgins is Executive Vice President of the First National Bank of Pennsylvania in Sarasota, where he manages its operations in Florida. Before joining the First National Bank of Pennsylvania, Hudgins held senior executive positions with Fifth Third Bank, First National Bank of Florida, and served as President and CEO of SouthTrust Bank of Sarasota and of SouthTrust Bank of Decatur, Alabama.

"We are excited about adding Jody to our board. With almost twenty years of experience in banking and financial services, his knowledge of commercial and retail banking will help us to take our operations to the next level. We look forward to his numerous contributions," stated Cliff Wildes, CEO of Morgan Beaumont.

The Company also announced that Dan Davis was promoted to Chief Technology Officer from Vice President of Technology. In this position he will be responsible for developing and maintaining the Company's leading edge technology. Davis joined the Morgan Beaumont team in July 2005 and will report to Erik Jensen, the Company's President and Chief Operating Officer.

Additionally, Randy Barker has joined the Company as Vice President of Sales with responsibility for managing all sales initiatives and personnel, as well as customer relationships. Prior to joining Morgan Beaumont, Barker was the founder and CEO of Optima Pay, Inc. and Financial Services International, Inc., both debit card providers. Barker will report to Erik Jensen, the Company's President and Chief Operating Officer.

"We look forward to benefiting from Dan's and Randy's talents and experience. Dan's focus and ingenuity will keep Morgan Beaumont at the forefront of technological advancements, and our sales and customer services initiatives will benefit from Randy's drive and industry knowledge," continued Cliff Wildes, CEO of Morgan Beaumont.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed the SIRE Network (TM), a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Debit Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Debit Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.



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